Exhibit 99.2

Management’s discussion and analysis

– February 6, 2019

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and nine months ended December 31, 2018. This MD&A has been prepared with all information available up to and including February 6, 2019. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three and nine months ended December 31, 2018. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Company overview

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States (“U.S.”), Canada, the United Kingdom (“U.K.”), Germany, Ireland and Japan, Just Energy serves both residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass.

For a more detailed description of Just Energy’s business operations, refer to the “Operations overview” section on page 6 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA for the fiscal year ending March 31, 2019. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed on SEDAR website www.sedar.com or by visiting the U.S. Securities and Exchange Commission’s website at www.sec.gov.

1.

Key terms

“5.75% convertible debentures” refers to the $100 million in convertible debentures issued by Just Energy to finance the purchase of Fulcrum Retail Holdings, LLC, the parent company of Amigo Energy and Tara Energy, issued in September 2011. The convertible debentures had a maturity date of September 30, 2018, but were redeemed on March 27, 2018. See “Debt and financing for operations” on page 30 for further details.

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s credit facility. As at December 31, 2018, US$ 45.6 million were tendered resulting in a balance of US$104.4 million outstanding. See “Debt and financing for operations” on page 30 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for operations” on page 30 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for operations” on page 30 for further details.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$97 million was drawn as of December 31, 2018. Net proceeds were used to fund a tender offer for Just Energy’s outstanding 6.5% convertible bonds due July 29, 2019, and for general corporate purposes, including to pay down the Company’s credit facility. See “Debt and financing for operations” on page 30 for further details.

“Active asset” means an asset (product) that has been installed and not cancelled.

“Active MRR” refers to monthly recurring revenue (“MRR”) from active assets (i.e., subscriptions). It represents the expected recurring revenue as at the reporting date.

“Commodity RCE Attrition” means energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to an individual customer with a distinct address rather than to an RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group Financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group Inc. acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%. See “Debt and financing for operations” on page 30 for further details.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by our Board of Directors.

2.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, as well as reflecting an adjustment for share-based compensation, non-controlling interest and amortization of sales commissions with respect to value-added products (see below). This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy, and management has therefore excluded them from the Base EBITDA calculation.

Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s unaudited interim condensed consolidated statement of income. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance are included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price are excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract had not been obtained and these costs are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added product contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). On the contrary, the amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby the amortization or depreciation expenses are excluded from Base EBITDA.

3.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by current operations. FFO is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by capital expenditures incurred to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of sales on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights

For the three months ended December 31

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$966,653	6%	$912,203
Gross margin	188,513	10%	171,305
Administrative expenses	56,031	11%	50,389
Selling and marketing expenses	57,255	3%	55,547
Finance costs	22,762	72%	13,266
Profit for the period[1]	27,025	NMF [3]	208,415
Profit per share available to shareholders - basic	0.17		1.40
Profit per share available to shareholders - diluted	0.16		1.12
Dividends/distributions	21,434	-	21,501
Base EBITDA[2]	58,216	11%	52,507
Base Funds from Operations[2]	32,059	(15)%	37,539
Payout ratio on Base Funds from Operations[2]	67%		57%

1Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

4.

Just Energy’s gross margin increased 10% to $188.5 million in the quarter ended December 31, 2018, mainly due to improved pricing power in North America, enabled by the Company’s unique customer value enhancing product offerings coupled with loyalty rewards offered through a multi-channel approach; and margin expansion from a suite of value-added products and services, partially offset by risk management costs. Sales revenue increased 6% to $966.7 million during the three months ended December 31, 2018.

Base EBITDA was $58.2 million, an increase of 11% as compared to the third quarter of fiscal 2018 due to the significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

Administrative expenses increased 11% due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including the transaction costs to acquire Filter Group and unfavourable foreign exchange fluctuations. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Selling and marketing expenses increased 3% compared to the prior comparable quarter due to the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs and a decrease in non-commission selling expense.

Finance costs increased by 72% in the third quarter, as compared to the prior comparable quarter, primarily driven by higher collateral related costs associated with Texas electricity markets, supplier credit term extension, interest expense from higher debts and higher interest rates.

Financial highlights

For the nine months ended December 31

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$2,799,953	7%	$2,611,836
Gross margin	515,384	9%	471,531
Administrative expenses	170,221	17%	145,826
Selling and marketing expenses	164,547	(4)%	172,200
Finance costs	59,225	57%	37,777
Profit (loss) for the period[1]	(35,848)	NMF [3]	252,801
Profit (loss) per share available to shareholders - basic	(0.28)		1.60
Profit (loss) per share available to shareholders - diluted	(0.28)		1.32
Dividends/distributions	66,026	2%	64,752
Base EBITDA[2]	122,757	16%	105,564
Base FFO[2]	76,396	16%	65,730
Payout ratio on Base FFO[2]	86%		99%
Embedded gross margin[2]	2,322,900	19%	1,956,000
Customer count	1,647,000	2%	1,607,000
Total ending RCEs	4,133,000	-	4,114,000

1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

5.

For the nine months ended December 31, 2018, sales were $2.8 billion and gross margin was $515.4 million, 7% and 9% higher, respectively, than the prior comparable period. Base EBITDA amounted to $122.8 million, an increase of 16% from the first nine months of fiscal 2018. The growth in Base EBITDA was largely attributable to the significant improvement in gross margin driven by the enhanced pricing power, partially offset by higher bad debts and an increase in administrative expenses to support growth initiatives.

Administrative expenses increased 17% from the prior comparable period due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including the transaction costs to acquire Filter Group and unfavourable foreign exchange fluctuations. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Selling and marketing expenses decreased 4% compared to the prior comparable period as a result of the capitalization of upfront commission expense and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels. Finance costs increased 57%, primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with financing supply transactions in the Texas electricity markets and interest expense and fees from the increased utilization of the credit facility and higher interest rates.

Embedded gross margin amounted to $2,322.9 million as of December 31, 2018, an increase of 19% compared to the embedded gross margin as of December 31, 2017, as the Company realizes improved pricing power over a broader customer base. The embedded gross margin includes $46.0 million from value-added products, including Filter Group. The Filter Group business was acquired by Just Energy on October 1, 2018. See “Acquisition of Filter Group Inc.” on page 31 for further details.

Operations overview

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through retail, online and door-to-door marketing. Consumer customers make up 42% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products.

Developments in connectivity and convergence and changes in customer preferences have created an opportunity for Just Energy to provide value-added products and service bundles connected to energy. As a conservation solution, smart thermostats are offered as a value-added product with commodity contracts, but were also sold previously as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc., a company in which Just Energy holds a 7.9% fully diluted equity interest. In addition, Just Energy has also expanded its product offering in some markets to include LED light bulbs. On October 1, 2018, Just Energy added home water filtration systems to its line of consumer products and service offerings, through the acquisition of Filter Group. See “Acquisition of Filter Group Inc.” on page 31 for further details.

COMMERCIAL DIVISION

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: brokers; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 58% of Just Energy’s RCE base. Products offered to Commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this division is lower than it is for the Consumer division, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

6.

In addition, the Commercial division also provides value-added products and services which include LED lighting, smart building controls, monitoring and alerts, bill audits, smart thermostats, tariff analysis, energy insights and energy procurement.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities; health and well-being products such as water quality and filtration devices; and utility conservation products which bring energy efficient solutions and renewable energy options to consumers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan, the U.K., Germany and Ireland	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

7.

Electricity

Just Energy services various territories in Canada, the U.S., the U.K., Germany, Ireland and Japan with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.

Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the trailing 12 months, 34% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 66% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended December 31, 2017, 31% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 72% of their consumption. As of December 31, 2018, JustGreen makes up 8% of the Consumer gas portfolio, compared to 11% a year ago. JustGreen makes up 13% of the Consumer electricity portfolio, compared to 12% a year ago.

Value-added products and services (“VAP”)

In addition to JustGreen, Just Energy also provides energy management as well as health and wellness solutions in the form of value-added products and services. These products and services may be sold in a bundle with natural gas or electricity, or on a stand-alone basis.

Just Energy’s Commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. These solutions include custom design, procurement, utility rebate management, and management of installation services that may be purchased outright or financed through third parties.

Energy management for the Consumer business focuses on energy efficient and energy conserving products. Just Energy has strategic partnerships to facilitate the purchase and support of smart thermostats and home warranty products. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

8.

Through the Filter Group business acquired by Just Energy on October 1, 2018, Just Energy provides subscription-based home water filtration systems to residential customers in Canada and the United States, including under-counter and whole-home water filtration solutions.

ADOPTION OF NEW STANDARDS

Adoption of IFRS 15, Revenue from Contracts with Customers

On April 1, 2018, Just Energy adopted an accounting policy that provides a standardized guideline for entities to account for revenue arising from contracts with customers. Following the terms of this standardization, Just Energy has applied IFRS 15 using the modified retrospective method. As such, transition adjustments have been recognized through equity as at April 1, 2018.

Upon the adoption of IFRS 15, incremental costs to obtain a contract with a customer within the Consumer business in North America are capitalized if these costs are expected to be recovered. Similar costs pertaining to other segments have been capitalized in the past. Accordingly, Just Energy has changed its accounting policy to allow for capitalizing all upfront-sales commissions, incentives, and third party verification costs paid based on customer acquisitions that met the criteria for capitalization. Just Energy has elected, under the practical expedient, to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset is less than one year. These expenses are deferred and amortized over the average customer relationship period (which is estimated to be between two and five years based on historical blended attrition rates, inclusive of expected renewal periods by region).

The adjustments to Just Energy’s current year financial statements included an increase of $28.4 million in the opening balance of customer acquisition costs that was capitalized – an increase in deferred income tax liabilities of $7.6 million and an opening retained earnings adjustment of $20.8 million. The year to date fiscal year 2019 impact of the new standard increased net earnings by approximately $26.9 million pre-tax.

This new accounting standard has no impact on the economics of our business. That being said, the implementation of IFRS 15 will result in a change in the timing of the recognition of commission expense but has no effect on the cash flows of Just Energy. Historically, FFO was more aligned to the recognition of operating cash flow. IFRS 15 disconnects these two, with operating cash flow lagging behind FFO, as incremental customer acquisition costs are paid upfront and capitalized.

For a further description of the impact of the accounting policy change, refer to the interim condensed consolidated financial statements for the period ended December 31, 2018.

Adoption of IFRS 9, Financial Instruments

Effective April 1, 2018, Just Energy adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces a new expected lifetime credit loss impairment model which replaces the existing incurred loss impairment model under IAS 39.

Under the previous accounting standard, IAS 39, a collective allowance for losses was recorded on trade receivables when a loss event had occurred as at, or prior to, the balance sheet date. An incurred loss event provides objective evidence to establish an allowance for loss against these receivables. IAS 39 did not allow the recognition of any allowance for losses expected in the future if a loss event had not yet occurred on the balance sheet date.

Under IFRS 9, Just Energy is required to apply a lifetime expected credit loss model, where credit losses that are expected to transpire in future years, irrespective of whether a loss event has occurred or not, as at the balance sheet date, are provided for. The expected lifetime credit loss is calculated based on the weighted average expected cash collected shortfall against the carrying value of the receivable and unbilled revenue and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that may impact the credit profile of the receivables.

9.

IFRS 9 requires that forward-looking indicators are considered when determining the impact on credit risk and measuring lifetime expected credit losses and are incorporated in the risk parameters as relevant. Based on the analysis performed by Just Energy, it was determined that the following forward-looking indicators could have an impact on the credit performance of the receivables, and they were considered in the calculation of the allowance for losses:

-	Interest rates;
-	Unemployment rates;
-	Commodity prices; and
-	the Consumer Price Index.

IFRS 9 does not require the restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Just Energy made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on April 1, 2018, through an adjustment to opening retained earnings, net of deferred tax implications.

In Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and JustGreen U.S., Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default.

Just Energy’s bad debt expense as a percentage of revenue for these markets, as determined under IAS 39, for the three months ended December 31, 2017, was 2.1%.

Similarly, under IFRS 9, for the quarter ended December 31, 2018, the same metric was determined to be 2.4%. This increase in bad debt expense as a percentage of revenue was not indicative of a change in the expected recovery value of the underlying consumer debts receivable but rather a function of extending the allowance for expected lifetime credit losses to provide for expected future losses over a longer future time frame as required under IFRS 9. The standard required that a provision for expected lifetime credit losses be calculated for unbilled revenues, as they meet the definition of a contract asset under IFRS 15, whereas previously, under IAS 39, these receivables would not have a provision under the incurred loss model.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of LDCs failing to deliver payment to Just Energy is minimal.

The following table summarizes the transition adjustment that was required to adopt IFRS 9 as at April 1, 2018 for the markets above:

(in thousands of dollars)	IAS 39 carrying amount as at March 31, 2018	Transition adjustment	IFRS 9 carrying amount as at April 1, 2018
Trade receivables	$395,730	$(11,237)	$384,493
Unbilled revenues	$301,577	$(12,399)	$289,178

Due to the transition from an incurred loss model to a future expected lifetime credit loss model as required under IFRS 9, if forecast of events or change of economic condition are expected to give rise to change of the credit loss, the bad debt expenses will be changed prior to the occurrence of the future event. This would theoretically result in a greater bad debt expense and a corresponding decrease in reported net income when compared to net income reported under IAS 39 in situations where the future expected event leads to deterioration of the credit loss.

10.

EBITDA

For the three months ended December 31

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Reconciliation to interim condensed consolidated statement of income
Profit for the period	$27,025	$208,415
Add (subtract):
Finance costs	22,762	13,266
Provision for (recovery of) income taxes	(9,088)	5,613
Depreciation and amortization	9,069	7,267
EBITDA	$49,768	$234,561
Add (subtract):
Change in fair value of derivative instruments and other	1,515	(183,759)
Contingent consideration revaluation	5,462	-
Share-based compensation	1,437	1,665
Loss attributable to non-controlling interest	34	40
Base EBITDA	$58,216	$52,507

Gross margin per interim condensed consolidated financial statements	$188,513	$171,305
Add (subtract):
Administrative expenses	(56,031)	(50,389)
Selling and marketing expenses	(57,255)	(55,547)
Bad debt expense	(20,205)	(13,056)
Amortization included in cost of sales	591	787
Other income (expenses)	2,569	(633)
Loss attributable to non-controlling interest	34	40
Base EBITDA	$58,216	$52,507

11.

EBITDA

For the nine months ended December 31

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Reconciliation to interim condensed consolidated statement of income
Profit (loss) for the period	$(35,848)	$252,801
Add:
Finance costs	59,225	37,777
Provision for income taxes	5,285	10,577
Depreciation and amortization	21,779	18,586
EBITDA	$50,441	$319,741
Add (subtract):
Change in fair value of derivative instruments and other	62,003	(223,453)
Contingent consideration revaluation	5,462	-
Share-based compensation	4,706	18,628
Loss (profit) attributable to non-controlling interest	145	(9,352)
Base EBITDA	$122,757	$105,564

Gross margin per interim condensed consolidated financial statements	$515,384	$471,531
Add (subtract):
Administrative expenses	(170,221)	(145,826)
Selling and marketing expenses	(164,547)	(172,200)
Bad debt expense	(65,389)	(42,091)
Amortization included in cost of sales	2,103	2,333
Other income	5,282	1,169
Loss (profit) attributable to non-controlling interest	145	(9,352)
Base EBITDA	$122,757	$105,564

For the three months ended December 31, 2018, Base EBITDA amounted to $58.2 million, an increase of 11% from $52.5 million in the prior comparable quarter, due to the significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

Sales increased by 6% for the quarter ended December 31, 2018. Gross margin was up 10% to $188.5 million due to improved pricing power in North America, enabled by the Company’s unique customer value enhancing product offerings coupled with loyalty rewards offered through a multi-channel approach, and margin expansion from a suite of value-added products and services, partially offset by risk management costs. Administrative expenses increased by 11% due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including the transaction costs to acquire Filter Group and unfavourable foreign exchange fluctuations. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Selling and marketing expenses for the three months ended December 31, 2018 were $57.3 million, up from $55.5 million reported in the prior comparable quarter, due to the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs and a decrease in non-commission selling expense.

Finance costs were $22.8 million, an increase of 72% from the prior comparable quarter, primarily driven by higher collateral related costs associated with Texas electricity markets, supplier credit term extension, interest expense from higher debts and higher interest rates.

12.

Bad debt expense was $20.2 million for the three months ended December 31, 2018, an increase of 55% from $13.1 million recorded for the prior comparable quarter. For the nine months ended December 31, 2018, the bad debt expense was $65.4 million, an increase of 55% compared with the prior comparable period. The increase for the three and nine months ended December 31, 2018 was partially driven by higher revenue. Bad debt expense represents approximately 2.4% of revenue in the jurisdictions where the Company bears the credit risk, up from 2.1% of revenue reported for the three months ended December 31, 2017.

For the nine months ended December 31, 2018, sales increased by 7% to $2.8 billion and gross margin increased by 9% to $515.4 million. Base EBITDA amounted to $122.8 million for the first nine months of fiscal 2019, an increase of 16% from $105.6 million in the prior comparable period. The growth in Base EBITDA is largely attributable to the significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

Administrative expenses increased by 17% from $145.8 million to $170.2 million during the nine months ended December 31, 2018, due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including the transaction costs to acquire Filter Group and unfavourable foreign exchange fluctuations. The Company continues its effort to reduce its administrative costs through greater automation and consolidation of support activities. For the nine months ended December 31, 2018, selling and marketing expenses decreased by 4% from the prior comparable period as a result of the capitalization of upfront commission expense and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 22 and “Administrative expenses” and “Selling and marketing expenses”, which are further explained on pages 25 and 26.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at	As at	Dec. 31 vs.	As at	2018 vs.
	Dec. 31,	Sept 30,	Sept 30,	Dec. 31,	2017
	2018	2018	variance	2017	variance
Commodity embedded gross margin	$2,276.9	$2,291.0	(1)%	$1,956.0	16%
VAP embedded gross margin	46.0	45.2	2%	-	-
Total embedded gross margin	2,322.9	2,336.2	(1)%	$1,956.0	19%

Management’s estimate of the future embedded gross margin within its customer contracts amounted to $2,322.9 million as of December 31, 2018, an increase of 19% compared to the embedded gross margin as of December 31, 2017, primarily due to the improved pricing power in North America. The embedded gross margin remains stable at record highs compared to the embedded gross margin reported as of September 30, 2018.

The embedded gross margin includes $46.0 million from Filter Group, which was acquired by Just Energy on October 1, 2018, on a five-year undiscounted basis. On a ten-year undiscounted basis, the embedded gross margin for Filter Group is $82.3 million.

13.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Funds from Operations

For the three months ended December 31

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Cash inflow from operating activities	$17,136	$28,659
Add (subtract):
Changes in working capital	12,245	7,538
Change in fair value of Filter Group contingent consideration	5,462	-
Loss attributable to non-controlling interest	34	40
Tax adjustment	(834)	6,883
Funds from Operations	$34,043	$43,120
Less: Maintenance capital expenditures	(1,984)	(5,581)
Base Funds from Operations	$32,059	$37,539

Gross margin per interim condensed consolidated financial statements	$188,513	$171,305
Add (subtract):
Administrative expenses	(56,031)	(50,389)
Selling and marketing expenses	(57,255)	(55,547)
Bad debt expense	(20,205)	(13,056)
Current income tax (expense) recovery	(4,540)	4,105
Adjustment required to reflect net cash receipts from gas sales	(1,236)	(2,780)
Amortization included in cost of sales	591	787
Other income (expenses)	2,569	(633)
Financing charges, non-cash	4,393	2,647
Finance costs	(22,762)	(13,266)
Other non-cash adjustments	6	(53)
Funds from Operations	$34,043	$43,120
Less: Maintenance capital expenditures	(1,984)	(5,581)
Base Funds from Operations	$32,059	$37,539
Base Funds from Operations payout ratio	67%	57%
Dividends/distributions
Dividends on common shares	$18,662	$18,357
Dividends on preferred shares	2,477	2,842
Distributions for share-based awards	295	302
Total dividends/distributions	$21,434	$21,501

14.

Funds from Operations

For the nine months ended December 31

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Cash inflow from operating activities	$(62,370)	$58,454
Add (subtract):
Changes in working capital	128,967	12,424
Change in fair value of Filter Group contingent consideration	5,462	-
Loss (profit) attributable to non-controlling interest	145	(9,352)
Tax adjustment	12,045	18,190
Funds from Operations	$84,249	$79,716
Less: Maintenance capital expenditures	(7,853)	(13,986)
Base Funds from Operations	$76,396	$65,730

Gross margin per consolidated financial statements	$515,384	$471,531
Add (subtract):
Administrative expenses	(170,221)	(145,826)
Selling and marketing expenses	(164,547)	(172,200)
Bad debt expense	(65,389)	(42,091)
Current income tax recovery	(1,508)	(379)
Adjustment required to reflect net cash receipts from gas sales	8,470	4,750
Amortization included in cost of sales	2,103	2,333
Other income	5,282	1,169
Financing charges, non-cash	13,838	7,835
Finance costs	(59,225)	(37,777)
Other non-cash adjustments	62	(9,629)
Funds from Operations	$84,249	$79,716
Less: Maintenance capital expenditures	(7,853)	(13,986)
Base Funds from Operations	$76,396	$65,730
Base Funds from Operations payout ratio	86%	99%
Dividends/distributions
Dividends on common shares	$55,868	$55,081
Dividends on preferred shares	8,895	8,658
Distributions for share-based awards	1,263	1,013
Total dividends/distributions	$66,026	$64,752

Base FFO for the three months ended December 31, 2018 was $32.1 million, a decrease of 15% compared with Base FFO of $37.5 million for the prior comparable quarter, driven by the increase in financing costs which offset the improvements in EBITDA.

For the nine months ended December 31, 2018, Base FFO was $76.4 million, an increase of 16% from the prior comparable period when Base FFO was $65.7 million. The increase in Base FFO is largely attributable to the significant improvements in EBITDA as a result of the improved pricing power.

15.

Dividends and distributions for the three months ended December 31, 2018 were $21.4 million, consistent with the prior comparable quarter. For the nine months ended December 31, 2018, dividends and distributions were $66.0 million, a slight increase of 2% compared to $64.8 million reported for the nine months ended December 31, 2017. The payout ratio on Base FFO was 67% for the three months ended December 31, 2018, compared to 57% reported in the third quarter of fiscal 2018. For the nine months ended December 31, 2018, the payout ratio on Base FFO was 86%, compared with 99% in the prior comparable period. The decline for the nine months ended December 31, 2018 is primarily a result of the higher Base FFO described above. For the trailing 12 months ended December 31, 2018, the payout ratio was 86%, compared with a payout ratio of 90% for the trailing 12 months ended December 31, 2017.

Summary of quarterly results for operations

(thousands of dollars, except per share amounts)

	Q3	Q2	Q1	Q4
	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2018
Sales	$966,653	$956,843	$876,457	$1,014,734
Gross margin	188,513	173,339	153,532	169,396
Administrative expenses	56,031	58,508	55,682	48,873
Selling and marketing expenses	57,255	56,749	50,543	60,840
Finance costs	22,762	20,123	16,340	18,195
Profit (loss) for the period	27,025	(21,450)	(41,423)	265,773
Profit (loss) for the period per share – basic	0.17	(0.16)	(0.29)	1.80
Profit (loss) for the period per share – diluted	0.16	(0.16)	(0.29)	1.40
Dividends/distributions paid	21,434	22,330	22,261	21,555
Base EBITDA	58,216	37,261	27,280	68,876
Base Funds from Operations	32,059	26,223	18,114	25,472
Payout ratio on Base Funds from Operations	67%	85%	123%	85%

	Q3	Q2	Q1	Q4
	Fiscal 2018	Fiscal 2018	Fiscal 2018	Fiscal 2017
Sales	$912,203	$851,927	$847,706	$947,281
Gross margin	171,305	142,663	157,563	175,412
Administrative expenses	50,389	46,806	48,631	32,448
Selling and marketing expenses	55,547	58,577	58,076	53,727
Finance costs	13,266	12,521	11,990	16,745
Profit (loss) for the period	208,415	(64,923)	109,309	(38,220)
Profit (loss) for the period per share – basic	1.40	(0.48)	0.69	(0.30)
Profit (loss) for the period per share – diluted	1.12	(0.48)	0.52	(0.30)
Dividends/distributions paid	21,501	21,468	21,783	20,344
Base EBITDA	52,507	20,548	32,509	75,018
Base Funds from Operations	37,539	7,683	20,508	28,588
Payout ratio on Base Funds from Operations	57%	279%	106%	71%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 74% and 26%, respectively, of the commodity customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

16.

Analysis of the third quarter

Sales increased 6% to $966.7 million for the three months ended December 31, 2018 from $912.2 million recorded in the third quarter of fiscal 2018. The gross margin was $188.5 million, an increase of 10% from the prior comparable quarter, primarily due to improved pricing power in North America, enabled by the Company’s unique customer value enhancing product offerings coupled with loyalty rewards offered through a multi-channel approach; and margin expansion from a suite of value-added products and services, partially offset by risk management costs.

Administrative expenses for the three months ended December 31, 2018 increased 11% due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including the transaction costs to acquire Filter Group and unfavourable foreign exchange fluctuations. The Company will continue its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Selling and marketing expenses for the three months ended December 31, 2018 increased by 3% to $57.3 million as a result of the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs and a decrease in non-commission selling expenses.

Finance costs for the three months ended December 31, 2018 amounted to $22.8 million, an increase of 72% from $13.3 million reported for the three months ended December 31, 2017, primarily driven by higher collateral related costs associated with Texas electricity markets, supplier credit term extension, interest expense from higher debts and higher interest rates.

The change in fair value of derivative instruments and other resulted in a loss of $1.5 million for the three months ended December 31, 2018, compared to a gain of $183.8 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $1.06/MWh, while future gas contracts decreased by an average of $0.20/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

The profit for the three months ended December 31, 2018 was $27.0 million, representing earnings per share of $0.17 and $0.16 on a basic and diluted basis, respectively. For the prior comparable quarter, the profit was $208.4 million, representing earnings per share of $1.40 and $1.12 on a basic and diluted basis, respectively.

Base EBITDA was $58.2 million, an increase of 11% as compared to the prior comparable quarter due to significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support growth initiatives.

Base FFO was $32.1 million for the third quarter of fiscal 2019, down 15% compared to $37.5 million in the prior comparable quarter as a result of the increase in financing costs which offset the improvements in EBITDA.

Dividends and distributions paid were $21.4 million, consistent with the prior comparable quarter. The payout ratio on Base FFO for the quarter ended December 31, 2018 was 67%, compared with 57% in the prior comparable quarter. The payout ratio for the trailing 12 months ended December 31, 2018 was 86%, compared with 90% for the trailing 12 months ended December 31, 2017.

17.

Segmented Base EBITDA1

For the three months ended December 31

(thousands of dollars)

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services division	Consolidated
Sales	$615,997	$350,656	$-	$966,653
Cost of sales	(470,130)	(308,010)	-	(778,140)
Gross margin	145,867	42,646	-	188,513
Add (subtract):
Administrative expenses	(21,817)	(10,565)	(23,649)	(56,031)
Selling and marketing expenses	(39,106)	(18,149)	-	(57,255)
Bad debt expense	(18,401)	(1,804)	-	(20,205)
Amortization included in cost of sales	591	-	-	591
Other income	2,550	19	-	2,569
Loss attributable to non-controlling interest	34	-	-	34
Base EBITDA from operations	$69,718	$12,147	$(23,649)	$58,216

		Fiscal 2018
	Consumer	Commercial	Corporate and shared services division	Consolidated
Sales	$579,968	$332,235	$-	$912,203
Cost of sales	(447,161)	(293,737)	-	(740,898)
Gross margin	132,807	38,498	-	171,305
Add (subtract):
Administrative expenses	(18,765)	(8,373)	(23,251)	(50,389)
Selling and marketing expenses	(39,127)	(16,420)	-	(55,547)
Bad debt expense	(12,276)	(780)	-	(13,056)
Amortization included in cost of sales	787	-	-	787
Other expenses	(230)	(403)	-	(633)
Loss attributable to non-controlling interest	40	-	-	40
Base EBITDA from operations	$63,236	$12,522	$(23,251)	$52,507

18.

Segmented Base EBITDA1

For the nine months ended December 31

(thousands of dollars)

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,751,783	$1,048,170	$-	$2,799,953
Cost of sales	(1,361,905)	(922,664)	-	(2,284,569)
Gross margin	389,878	125,506	-	515,384
Add (subtract):
Administrative expenses	(65,218)	(31,737)	(73,266)	(170,221)
Selling and marketing expenses	(109,310)	(55,237)	-	(164,547)
Bad debt expense	(58,804)	(6,585)	-	(65,389)
Amortization included in cost of sales	2,103	-	-	2,103
Other income	5,201	81	-	5,282
Loss attributable to non-controlling interest	145	-	-	145
Base EBITDA from operations	$163,995	$32,028	$(73,266)	$122,757

		Fiscal 2018
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,571,439	$1,040,397	$-	$2,611,836
Cost of sales	(1,215,740)	(924,565)	-	(2,140,305)
Gross margin	355,699	115,832	-	471,531
Add (subtract):
Administrative expenses	(52,081)	(26,784)	(66,961)	(145,826)
Selling and marketing expenses	(118,759)	(53,441)	-	(172,200)
Bad debt expense	(40,801)	(1,290)	-	(42,091)
Amortization included in cost of sales	2,333	-	-	2,333
Other income (expenses)	(681)	1,850	-	1,169
Profit attributable to non-controlling interest	(9,352)	-	-	(9,352)
Base EBITDA from operations	$136,358	$36,167	$(66,961)	$105,564

1 The segment definitions are provided on page 6.

Base EBITDA for the three months ended December 31, 2018, was $58.2 million, up from $52.5 million recorded in the prior comparable quarter. Consumer Energy contributed $69.7 million to Base EBITDA for the three months ended December 31, 2018, an increase of 10% from $63.2 million in the prior comparative quarter. The increase in Base EBITDA for Consumer Energy is attributable to the significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support the growth initiatives. Commercial Energy contributed $12.1 million to Base EBITDA, a decrease of 3% from the prior comparable quarter, when the segment contributed $12.5 million.

19.

For the nine months ended December 31, 2018, Base EBITDA was $122.8 million, an increase of 16% from $105.6 million recorded in the prior comparable period. The Consumer division contributed $164.0 million to Base EBITDA for the nine months ended December 31, 2018, an increase of 20% from $136.4 million reported for the nine months ended December 31, 2017. The Commercial division contributed $32.0 million to Base EBITDA, an 11% decrease from the prior comparable period, when the segment contributed $36.2 million. The increase in Base EBITDA of the Consumer division is attributable to the significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support the growth initiatives. The decrease in Base EBITDA of the Commercial division is attributable to higher bad debts and higher administrative expenses.

Customer aggregation

CUSTOMER SUMMARY

	As at	As at
	Dec. 31,	Dec. 31,	% increase
	2018	2017	(decrease)

Commodity	1,432,000	1,530,000	(6)%
VAP	69,000	25,000	176%
Commodity and VAP bundle	146,000	52,000	181%
Total customer count	1,647,000	1,607,000	2%

As at December 31, 2018, the total customer count grew by 2% to 1,647,000 as compared to the prior period. The customer count captures customers with a distinct service address. These customers can have multiple products contracted with Just Energy, multiple active assets installed by Just Energy as well as holdings of Just Energy Perk points. The total VAP customer count also includes 27,000 distinct customers from Filter Group’s water filter subscriptions, with 33,000 active assets. Just Energy’s customer base also includes 76,000 smart thermostat customers.

COMMODITY RCE SUMMARY

	Oct. 1,			Failed to	Dec. 31,	%	Dec. 31,	% increase
	2018	Additions	Attrition	renew	2018	decrease	2017	(decrease)
Consumer Energy
Gas	621,000	34,000	(24,000)	(15,000)	616,000	(1)%	617,000	-
Electricity	1,163,000	81,000	(81,000)	(25,000)	1,138,000	(2)%	1,171,000	(3)%
Total Consumer RCEs	1,784,000	115,000	(105,000)	(40,000)	1,754,000	(2)%	1,788,000	(2)%
Commercial Energy
Gas	454,000	16,000	(11,000)	(8,000)	451,000	(1)%	365,000	24%
Electricity	1,926,000	107,000	(41,000)	(64,000)	1,928,000	-	1,961,000	(2)%
Total Commercial RCEs	2,380,000	123,000	(52,000)	(72,000)	2,379,000	-	2,326,000	2%
Total RCEs	4,164,000	238,000	(157,000)	(112,000)	4,133,000	(1)%	4,114,000	-

Just Energy’s total RCE base is currently at 4.1 million. Gross RCE additions for the quarter ended December 31, 2018 were 238,000, a decrease of 22% compared to RCEs added in the third quarter of fiscal 2018, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were negative 31,000 for the third quarter of fiscal 2019, compared with a positive 27,000 net RCE additions in the third quarter of fiscal 2018.

20.

Consumer RCE additions amounted to 115,000 for the three months ended December 31, 2018, a 10% increase from 105,000 gross RCE additions recorded in the prior comparable quarter, primarily driven by winning new customers through the annual Ohio gas standard choice offer auction, offset by failed to renew U.K. residential aggregation customers. As of December 31, 2018, the U.S., Canadian and U.K. segments accounted for 68%, 17% and 15% of the Consumer RCE base, respectively.

Commercial RCE additions were 123,000 for the three months ended December 31, 2018, a 38% decrease over the prior comparable quarter due to significant additions in the prior quarter coming from large commercial and industrial customers and Interactive Energy Group totalling 69,000 RCEs. The Commercial failed to renew RCEs for the three months ended December 31, 2018 improved by 42%, decreasing from 125,000 RCEs to 72,000 RCEs. As of December 31, 2018, the U.S., Canadian and U.K. segments accounted for 69%, 25% and 6% of the Commercial RCE base, respectively.

For the three months ended December 31, 2018, 52% of the total Consumer and Commercial RCE additions were generated through commercial brokers, 30% from online and other sales channels, 10% from retail channels and 8% from door-to-door sales. In the prior comparable quarter, 44% of RCE additions were generated from retail, online and other sales channels, 39% from commercial brokers, and 17% from door-to-door sales.

Overall, as of December 31, 2018, the U.S., Canadian and U.K. segments accounted for 69%, 21% and 10% of the RCE base, respectively. At December 31, 2017, the U.S., Canadian and U.K. segments represented 68%, 22% and 10% of the RCE base, respectively.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended Dec. 31,	ended Dec. 31,
	2018	2017

Consumer	20%	22%
Commercial	6%	5%
Total attrition	13%	13%

The combined attrition rate for Just Energy was 13% for the trailing 12 months ended December 31, 2018, consistent with the prior comparable 12 months. The Consumer attrition rate decreased two percentage points to 20% from a year ago while the Commercial attrition rate increased one percentage point to 6%. The decrease in the Consumer attrition rate is a result of Just Energy’s focus on margin optimization while becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty. The increase in the Commercial attrition rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended Dec. 31,	ended Dec. 31,
	2018	2017

Consumer	72%	72%
Commercial	48%	48%
Total renewals	58%	58%

21.

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 58% for the trailing 12 months ended December 31, 2018, consistent with the prior comparable period. The Consumer renewal rate stands at 72%, and the Commercial renewal rate at 48%, also consistent with the prior comparable period.

ENERGY CONTRACT RENEWALS

This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2019	11%	6%	5%	6%
2020	25%	26%	27%	33%
2021	21%	31%	20%	20%
2022	20%	19%	19%	18%
Beyond 2022	23%	18%	29%	23%
Total	100%	100%	100%	100%

Note: All month-to-month customers, who represent 743,000 RCEs, are excluded from the table above.

Gross margin

For the three months ended December 31

(thousands of dollars)

	Fiscal 2019			Fiscal 2018
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$52,611	$8,397	$61,008	$55,510	$5,318	$60,828
Electricity	89,861	32,215	122,076	77,297	33,012	110,309
VAP	3,395	2,034	5,429	-	168	168
	$145,867	$42,646	$188,513	$132,807	$38,498	$171,305
Increase	10%	11%	10%

For the nine months ended December 31

(thousands of dollars)

	Fiscal 2019			Fiscal 2018
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$111,229	$17,240	$128,469	$104,150	$10,168	$114,318
Electricity	274,360	103,388	377,748	251,549	105,417	356,966
VAP	4,289	4,878	9,167	-	247	247
	$389,878	$125,506	$515,384	$355,699	$115,832	$471,531
Increase	10%	8%	9%

CONSUMER ENERGY

Gross margin for the three months ended December 31, 2018 for the Consumer division was $145.9 million, an increase of 10% from $132.8 million recorded in the prior comparable quarter. For the nine months ended December 31, 2018, gross margin for the Consumer division was $389.9 million, an increase of 10% from $355.7 million recorded for the nine months ended December 31, 2017.

22.

Average realized gross margin for the Consumer division for the rolling 12 months ended December 31, 2018 was $241/RCE, representing a 3% decrease from $248/RCE reported in the prior comparable quarter. The decrease is primarily attributable to significant increase in bad debt expense in fiscal 2019. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer division was $52.6 million for the three months ended December 31, 2018, a decrease of 5% from $55.5 million recorded in the prior comparable quarter. For the nine months ended December 31, 2018, the gross margin contribution from the gas markets increased by 7% over the prior comparable period to $111.2 million as a result of the improved pricing power, continued risk management of the weather derivative costs and a positive foreign exchange impact as a result of the weakening Canadian dollar.

Electricity

Gross margin from electricity customers in the Consumer division was $89.9 million for the three months ended December 31, 2018, a 16% increase from $77.3 million recorded in the prior comparable quarter. This was primarily the result of the improved pricing power, continued risk management of weather derivative costs and a positive foreign exchange impact. For the nine months ended December 31, 2018, gross margin from electricity markets increased 9% to $274.4 million.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $42.6 million for the three months ended December 31, 2018, an increase of 11% from $38.5 million recorded in the prior comparable quarter. For the nine months ended December 31, 2018, gross margin for the Commercial division was $125.5 million, an increase of 8% from $115.8 million recorded for the nine months ended December 31, 2017.

Average realized gross margin for the rolling 12 months ended December 31, 2018 was $86/RCE, a decrease of 2% from the $88/RCE reported in the prior comparable period. The gross margin per RCE value includes an appropriate allowance for bad debt expense in markets where Just Energy has customer credit risk.

Gas

Gas gross margin for the Commercial division was $8.4 million for the three months ended December 31, 2018, an increase of 58% from $5.3 million recorded in the prior comparable quarter. For the nine months ended December 31, 2018, the gross margin contribution from the gas markets increased by 70% from the prior comparable period to $17.2 million. The increase in gross margin for the three and nine months ended December 31, 2018 was driven by the improvement resulting from the gross margin initiatives.

Electricity

The Commercial division’s electricity gross margin for the three months ended December 31, 2018 was $32.2 million, a decrease of 2% from $33.0 million recorded in the prior comparable quarter. Gross margin from the Commercial electricity markets for the nine months ended December 31, 2018 was $103.4 million, a decrease of 2% from $105.4 million recorded in the nine months ended December 31, 2017. The gross margin for both the three and nine months ended December 31, 2018 decreased from the prior comparable periods due to favourable resettlement costs realized in fiscal 2018 that were not realized in fiscal 2019.

VAP

The Consumer division’s VAP gross margin for the three months ended December 31, 2018 was $3.4 million. For the nine months ended December 31, 2018, the Consumer division’s VAP gross margin was $4.3 million. The increase is due to the margin generated from the newly acquired Filter Group and the increase in ecobee unit sales from the prior comparable periods.

23.

The Commercial division’s VAP gross margin was $2.0 million for the three months ended December 31, 2018, compared to $0.2 million recorded in the prior comparable quarter. For the nine months ended December 31, 2018, VAP gross margin increased from $0.2 million in the prior comparable period to $4.9 million. The significant increase is a result of the acquisition of EdgePower at the end of fiscal 2018, as well as the ramp-up of business in Just Energy Advanced Solutions after its acquisition in June 2017.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, including both brown commodities and JustGreen supply. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Annual gross margin per RCE

	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2019	RCEs	2018	RCEs

Consumer customers added or renewed	$347	177,000	$225	183,000
Consumer customers lost	309	156,000	189	120,000
Commercial customers added or renewed[1]	80	175,000	73	239,000
Commercial customers lost	70	113,000	77	157,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended December 31, 2018, the average gross margin per RCE for the customers added or renewed by the Consumer division was $347/RCE, an increase of 54% from $225/RCE in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the three months ended December 31, 2018 was $309/RCE, an increase from $189/RCE for customers lost in the prior comparable period. The increase in gross margin is attributed to the improved pricing power and continued risk management of the weather derivative costs.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended December 31, 2018 was $80/RCE, an increase of 10% from $73/RCE in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended December 31, 2018 were at an average gross margin of $70/RCE, a decrease from $77/RCE reported in the prior comparable period. Management continues to focus on margin optimization by focusing on small and medium-sized customers and retaining our larger margin customers.

Overall consolidated results

ADMINISTRATIVE EXPENSES

(thousands of dollars)

	Three months	Three months		Nine months	Nine months
	ended	ended		ended	ended
	Dec. 31,	Dec. 31,	%	Dec. 31,	Dec. 31,	%
	2018	2017	increase	2018	2017	increase
Consumer	$21,817	$18,765	16%	$65,218	$52,081	25%
Commercial	10,565	8,373	26%	31,737	26,784	18%
Corporate and shared services	23,649	23,251	2%	73,266	66,961	9%
Total administrative expenses	$56,031	$50,389	11%	$170,221	$145,826	17%

24.

Administrative expenses increased by 11% from $50.4 million to $56.0 million. The Consumer division’s administrative expenses were $21.8 million for the three months ended December 31, 2018, an increase of 16% from $18.8 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $10.6 million for the third quarter of fiscal 2019, a 26% increase from $8.4 million reported for the prior comparable quarter. Corporate expenses increased 2% to $23.6 million for the three months ended December 31, 2018.

Administrative expenses increased by 17% to $170.2 million for the nine months ended December 31, 2018 from $145.8 million recorded in the prior comparative period. Consumer and Commercial administrative expenses for the nine months ended December 31, 2018 were $65.2 million and $31.7 million, an increase of 25% and 18% over the prior comparable period, respectively. Overall, administrative expenses increased due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion, acquisition transaction costs to acquire Filter Group and unfavourable foreign exchange fluctuations. Corporate expenses increased 9% to $73.3 million for the nine months ended December 31, 2018 to support talent acquisition and retention. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities.

SELLING AND MARKETING EXPENSES

(thousands of dollars)

	Three months	Three months		Nine months	Nine months
	ended	ended		ended	ended
	Dec. 31,	Dec. 31,	%	Dec. 31,	Dec. 31,	% increase
	2018	2017	increase	2018	2017	(decrease)
Consumer	$39,106	$39,127	-	$109,310	$118,759	(8)%
Commercial	18,149	16,420	11%	55,237	53,441	3%
Total selling and marketing expenses	$57,255	$55,547	3%	$164,547	$172,200	(4)%

Selling and marketing expenses, which consist of commissions paid to internal and external sales agents, brokers and sales and marketing partners, as well as sales-related corporate costs, were $57.3 million in the three months ended December 31, 2018, up by 3% from $55.5 million in the third quarter of fiscal 2018. This increase is a result of the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs and a decrease in non-commission selling expenses.

The selling and marketing expenses for the Consumer division were $39.1 million in the three months ended December 31, 2018, consistent with the prior comparable quarter.

The Commercial division’s expenses were $18.1 million for the three months ended December 31, 2018, up 11% from $16.4 million recorded in the prior comparable quarter.

For the nine months ended December 31, 2018, selling and marketing expenses were $164.5 million, a 4% decrease as compared to $172.2 million in the prior comparable period. The Consumer division’s selling and marketing expenses were down 8% to $109.3 million compared to $118.8 million for the nine months ended December 31, 2017 as a result of IFRS 15 implementation in the current year. Selling and marketing expenses for the Commercial division were $55.2 million for the nine months ended December 31, 2018, up 3% from $53.4 million recorded in the prior comparable period due to the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs and a decrease in non-commission selling expenses.

25.

The aggregation costs per customer for the last 12 months for Consumer customers signed by sales agents and Commercial customers signed by brokers were as follows:

	Trailing 12 months	Trailing 12 months
	ended Dec. 31,	ended Dec. 31,
	2018	2017
Consumer	$222/RCE	$178/RCE
Commercial	$48/RCE	$42/RCE

The average aggregation cost for the Consumer division was $222/RCE for the trailing 12 months ended December 31, 2018, an increase from $178/RCE reported in the prior comparable period. The increase in cost in the current 12-month period over the prior year is a result of the shift in the Company’s sales channels from door-to-door to retail stores, online broker and other non-door-to-door sales channels, resulting in an increase in the customer acquisition cost paid per RCE.

The $48 average aggregation cost for Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $48 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $86 (1.8 x $48) to the year’s average aggregation cost reported above. As at December 31, 2017, the average aggregation cost for commercial brokers was $42/RCE. The lower cost in the prior comparable quarter is a function of broker commissions being a percentage of lower margins.

BAD DEBT EXPENSE

In Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and JustGreen U.S., Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the interim condensed consolidated statement of income under other operating expenses. Bad debt expense was $20.2 million for the three months ended December 31, 2018, an increase of 55% from $13.1 million recorded for the prior comparable quarter. For the nine months ended December 31, 2018, bad debt expense was $65.4 million, an increase of 55% from $42.1 million recorded for the prior comparable period. The increase is a result of the growth of revenues within Texas and in the U.K. For the three months ended December 31, 2018, bad debt expense represents 2.4% of relevant revenue, up from 2.1% reported in the prior comparable quarter.

FINANCE COSTS

Finance costs for the three months ended December 31, 2018 amounted to $22.8 million, an increase of 72% from $13.3 million recorded during fiscal 2018. For the nine months ended December 31, 2018, finance costs amounted to $59.2 million, an increase of 57% from $37.8 million recorded during fiscal 2018. The increase in finance costs during the year was primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets, and interest expense and fees from the increased utilization of the credit facility and higher interest rates.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar, U.K. pound and European euro exchange rates as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three and nine months ended December 31, 2018, a foreign exchange unrealized loss of $18.2 million and $13.6 million, respectively, was reported in other comprehensive income, versus an unrealized loss of $4.5 million and gain of $8.1 million, respectively, reported in fiscal 2018. This fluctuation is a result of the significant increase in the mark to market liability position of the Company’s derivative financial instruments.

26.

Overall, the positive impact from the translation of the U.S. and U.K.-based operations resulted in an increase of $0.4 million and $1.3 million on Base EBITDA for the three and nine months ended December 31, 2018, respectively.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR (RECOVERY OF) INCOME TAXES

(thousands of dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Current income tax expense (recovery)	$4,540	$(4,105)	$1,508	$379
Deferred income tax expense (recovery)	(13,628)	9,718	3,777	10,198
Provision for (recovery of) income taxes	$(9,088)	$5,613	$5,285	$10,577

Just Energy recorded a current income tax expense of $4.5 million for the three months ended December 31, 2018, versus a $4.1 million current income tax recovery in the prior comparable quarter. For the nine months ended December 31, 2018, the current income tax expense amounted to $1.5 million, compared to the expense of $0.4 million reported for the nine months ended December 31, 2017, which is largely due to the capitalization of upfront commission costs in the current year and results in higher taxable income.

During the three months ended December 31, 2018, a deferred tax recovery of $13.6 million was recorded, primarily relating to mark to market loss from financial instruments. For the same period in fiscal 2018, a deferred tax expense of $9.7 million was recorded, primarily due to mark to market gain from derivative financial instruments. A deferred tax expense of $3.8 million and $10.2 million was recorded for the nine months ended December 31, 2018 and December 31, 2017, respectively. The variance year-over-year is primarily due to the movement in derivative financial instruments.

Liquidity and capital resources

SUMMARY OF CASH FLOWS

(thousands of dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Operating activities	$17,136	$28,659	$(62,370)	$58,454
Investing activities	(18,264)	13,516	(39,686)	(4,696)
Financing activities, excluding dividends	13,170	20,768	127,999	52,005
Effect of foreign currency translation	1,047	1,390	71	373
Increase in cash before dividends	13,089	64,333	26,014	106,136
Dividends (cash payments)	(21,414)	(21,490)	(65,975)	(64,719)
Increase (decrease) in cash	(8,325)	42,843	(39,961)	41,417
Cash and cash equivalents – beginning of period	17,225	55,950	48,861	57,376
Cash and cash equivalents – end of period	$8,900	$98,793	$8,900	$98,793

27.

OPERATING ACTIVITIES

Cash flow from operating activities for the three months ended December 31, 2018 was an inflow of $17.1 million, compared to an inflow of $28.7 million in the prior comparable quarter. For the nine months ended December 31, 2018, cash flow from operating activities was an outflow of $62.4 million, compared to an inflow of $58.5 million reported for the prior comparable period as a result of the changes in working capital.

INVESTING ACTIVITIES

Investing activities for the three months ended December 31, 2018 included purchases of property, plant and equipment and intangible assets totalling $1.5 million and $13.7 million, respectively, compared with $1.0 million and $11.3 million, respectively, in fiscal 2018.

Investing activities for the nine months ended December 31, 2018 included purchases of property, plant and equipment and intangible assets totalling $4.1 million and $32.6 million, respectively, compared with $3.9 million and $23.8 million, respectively, in fiscal 2018.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term debt. During the third quarter of fiscal 2019, Just Energy added the HTC loan from the acquisition of Filter Group. During the nine months ended December 31, 2018, Just Energy entered into the 8.75% loan, offset by the partial redemption of the 6.5% convertible bonds. Also, during the nine months ended December 31, 2018, Just Energy issued an additional $10.4 million in preferred shares and drew an additional $57.3 million on its credit facility, offset by the equity swap payout of $10.0 million.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and JustGreen U.S., Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the three months ended December 31, 2018, Just Energy paid cash dividends to its common and preferred shareholders and distributions to holders of share-based awards in the amount of $21.4 million, consistent with the prior comparable quarter. For the nine months ended December 31, 2018, Just Energy paid $66.0 million, compared to $64.7 million paid for the comparable period of fiscal 2018.

Just Energy’s annual dividend rate on its common shares is currently set at $0.50 per common share paid quarterly. The current dividend set by the Board provides that common shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. The Board reviews the dividend each quarter and it is subject to Board approval. Neither the payment of the dividend nor the amount of the dividend is guaranteed.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payment of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on December 31, 2018 was US$0.53125 per preferred share.

28.

Balance sheet as at December 31, 2018, compared to March 31, 2018

Total cash and short-term investments decreased from $48.9 million as at March 31, 2018 to $8.9 million as at December 31, 2018. The decrease in cash is primarily attributable to the Company’s significant investment in upfront customer acquisition costs and risk management activities. As at December 31, 2018, the Company has $58.4 million of the credit facility remaining and an undrawn facility of US$153.0 million from the second and third tranches of the 8.75% loan.

As of December 31, 2018, trade receivables and unbilled revenue amounted to $463.9 million and $323.0 million, respectively, compared to March 31, 2018, when the trade receivables and unbilled revenue amounted to $395.7 million and $301.6 million, respectively. Trade payables and other increased from $621.1 million reported in March 31, 2018 to $754.3 million as of December 31, 2018 as a result of extending days payable outstanding to match the days receivable outstanding from customers.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these changes do not impact the long-term financial performance of Just Energy.

Total debt increased from $543.5 million as at March 31, 2018 to $716.1 million as at December 31, 2018. This increase is a result of the issuance of the 8.75% loan, increased drawdown of the credit facility and the Filter Group Financing, offset by the partial redemption of the 6.5% convertible bonds. The book value of net debt was 3.7x for Base EBITDA, higher than the 2.8x reported for March 31, 2018.

The following table shows selected data from the interim condensed consolidated statements of financial position as at the following periods:

	As at	As at	As at
	Dec. 31,	March 31,	Dec. 31,
	2018	2018	2017
Assets:
Cash and short-term investments	$8,900	$48,861	$98,793
Trade and other receivables	786,852	697,307	665,687
Total fair value of derivative financial assets	249,321	283,431	38,605

Liabilities:
Trade payables and other	754,296	621,148	596,213
Total fair value of derivative financial liabilities	91,237	138,159	154,166
Total long-term debt	716,133	543,504	564,749
Total other liabilities	8,940	7,304	7,750

29.

Debt and financing for operations

(thousands of dollars)

	As at	As at	As at
	Dec. 31,	March 31,	Dec. 31,
	2018	2018	2017

Credit facility	$198,380	$122,115	$138,288
Filter Group Financing	19,390	-	-
8.75% loan	123,002	-	-
6.75% $100M convertible debentures	86,898	85,760	-
6.75% $160M convertible debentures	150,215	148,146	147,477
6.5% convertible bonds	140,832	188,147	182,091
5.75% convertible debentures	-	-	97,955

The various debt instruments are described as follows:

• A $352.5 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K., Japan, Ireland and Germany operations. Credit facility withdrawals amounted to $198.4 million as of December 31, 2018, compared with $122.1 million as of March 31, 2018. In addition, total letters of credit outstanding as at December 31, 2018 amounted to $95.7 million (March 31, 2018 - $113.4 million).

• An 8.99% outstanding loan between HTC and Filter Group. The loan is a result of factoring receivables. Payments on the loan are made monthly as Just Energy receives payment from the customer and will continue up to the end date of the customer contract term on the factored receivable.

• An 8.75% US$250 million non-revolving multi-draw senior unsecured term loan facility with a maturity date of September 2023 was entered into during the second quarter of fiscal 2019, which bears interest at a rate of 8.75% per annum payable semi-annually in arrears on June 30 and December 31 plus applicable fees. US$97 million was drawn as at September 30, 2018.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019 and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum. As at September 20, 2018, US$45.6 million was tendered and extinguished.

• A 5.75% convertible extendible unsecured subordinated debenture maturing September 30, 2018 with interest payable semi-annually on March 31 and September 30, at a rate of 5.75% per annum. The debt under this instrument was fully redeemed on March 27, 2018.

See Note 10 of the interim condensed consolidated financial statements for further details regarding the nature of each debt agreement.

30.

Acquisition of businesses

ACQUISITION OF EDGEPOWER, INC.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US$14.9 million, of which US$7.5 million was paid in cash and US$7.4 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019-2021 with minimum thresholds that must be met. The management remuneration recognized since the acquisition date is $nil.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 9 of the interim condensed consolidated financial statements for the three and nine months ended December 31, 2018.

ACQUISITION OF FILTER GROUP INC.

On October 1, 2018, Just Energy acquired Filter Group Inc, a leading provider of subscription-based home water filtration systems to residential customers in Canada and the United States. Headquartered in Toronto, Ontario, Filter Group currently provides under-counter and whole-home water filtration solutions to residential markets in the provinces of Ontario and Manitoba and the states of Nevada, California, Arizona, Michigan and Illinois.

Just Energy acquired all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group. In addition, Filter Group had approximately $22 million of third party Filter Group debt. The aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $15 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”)), subject to customary closing adjustments. The earn-out payments are contingent on the achievement by Filter Group of certain performance-based milestones specified in the Purchase Agreement in each of the first three years following the closing of the acquisition. In addition, the earn-out payments may be paid 50% in cash and the DRIP Shares 100% in cash, at the option of Just Energy.

The CEO of Filter Group is the son of the Executive Chair of Just Energy. As such, this is a related party transaction under IAS 24 – Related Party Disclosure, but not under securities law. Just Energy’s Executive Chair recused herself from the negotiations and the decision-making processes with respect to the acquisition. The transaction was reviewed by the Strategic Initiatives Committee and it received a fairness opinion from National Bank Financial on the transaction.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 9 of the interim condensed consolidated financial statements for the three and nine months ended December 31, 2018.

During the three months ended December 31, 2018, Filter Group contributed $1.1 million in EBITDA to the overall results. Total sales added during the third quarter of fiscal 2019 was $3.1 million, of which $2.8 million is recurring. As the Filter Group business applies operating lease accounting, the majority of the sales earned goes directly to gross margin, with a gross margin percentage at 92% for the three months ending December 31, 2018. The trailing 12 months attrition rate for the Filter Group business was 13%, consistent with the attrition rate for Just Energy’s commodity markets. On Filter Group’s 33,000 active assets, there was active MRR of $0.9 million.

31.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$754,296	$-	$-	$-	$754,296
Interest payments	30,077	69,836	33,152	-	133,065
Premises and equipment leasing	1,543	7,669	6,825	7,171	23,208
Gas, electricity and non-commodity contracts	633,606	2,388,039	448,570	126,658	3,596,873
	$1,419,522	$2,465,544	$488,547	$133,829	$4,507,442

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $99.8 million. As at December 31, 2018, the current liabilities amount to $24.0 million and long-term liabilities amount to $49.8 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Under IAS 24 – Related Party Disclosure, the acquisition of Filter Group gives rise to a related party transaction as the CEO of Filter Group is the son of the Executive Chair of Just Energy. For details relating to the related party transaction reference “Acquisition of Filter Group Inc.” on page 31. Other than the transaction discussed, Just Energy does not have any other material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit under its credit facility totalling $95.7 million (March 31, 2018 - $113.4 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company, Fidelity and Deposit Company of Maryland and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2018 were $70.3 million (March 31, 2018 - $56.5 million).

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Critical accounting estimates

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing expenses, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and JustGreen U.S. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from operations for the three and nine months ended December 31, 2018, recorded in the interim condensed consolidated financial statements of cash flows, was $8.5 million and $19.7 million, respectively, compared with $6.5 million and $16.3 million, respectively, for the three and nine months ended December 31, 2017.

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FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy also uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The conversion feature on the 6.5% convertible bonds is valued using an option pricing model.

Just Energy’s U.S., U.K., Germany and Ireland operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The interim condensed consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IFRS 9, Financial Instruments; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 8 of the interim condensed consolidated financial statements for the quarter ended December 31, 2018. Other inputs, including volatility and correlations, are driven off historical settlements.

Just Energy common and preferred shares

As at February 6, 2019, there were 149,517,830 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it has entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at February 6, 2019, Just Energy has issued a cumulative 338,865 preferred shares in fiscal 2019 for an aggregate total gross proceeds of $10.4 million under the ATM offering.

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Normal course issuer bid

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 6.75% convertible debentures as well as the Just Energy common shares. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2018, up to daily and total limits. These shares may be purchased during the year starting March 19, 2018 and ending March 15, 2019. For the three months ended December 31, 2018, Just Energy had purchased $nil of common shares and debentures through the NCIB program, consistent with the prior comparable period.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy.

Critical accounting policies and estimates

Refer to the 2018 Annual MD&A and the 2018 Annual Audited Consolidated Financial Statements and Notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2018

Just Energy adopted new amendments to the following accounting standards effective for the Company’s interim condensed and annual consolidated financial statements commencing April 1, 2018.

IFRS 15

Effective April 1, 2018, Just Energy adopted IFRS 15 using the modified retrospective method. IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers; the exceptions include certain contracts accounted for under other IFRS. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into selling and marketing expenses over time. Previously, such costs relating to North American residential customers were expensed as incurred.

Significant judgment is needed in determining the costs that are incremental to obtaining a contract with a customer.

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Just Energy has applied IFRS 15 using the practical expedient in paragraph C5(c) under which Just Energy reflects the aggregate effect of all modifications on the date of initial application. Accordingly, transition adjustments have been recognized through equity as at April 1, 2018. For a further description of the impact of the accounting policy change, refer to the interim condensed consolidated financial statements for the period ended December 31, 2018.

The application of IFRS 15 will not affect Just Energy’s cash flows from operating, investing or financing activities.

IFRS 9

Effective April 1, 2018, Just Energy has adopted IFRS 9. IFRS 9 introduced revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. Just Energy has not restated the comparatives.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income, and fair value through profit and loss.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. In addition, the expected loss allowance calculated using the lifetime credit loss approach will be applied to contract assets under IFRS 15. In order to comply with the requirement of IFRS 9, a decrease before tax of $11.4 million to accounts receivable, a decrease of $12.4 million to unbilled revenues and a corresponding decrease to retained earnings of $23.8 million were recognized as at April 1, 2018. For a further description of the impact of the accounting policy change, refer to the interim condensed consolidated financial statements for the period ended December 31, 2018.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. On September 24, 2018, Just Energy filed its second motion for decertification based on recent decisions in the Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Cir., No. 17-0546 cases, and the motion is pending and under review with the Court. The Court has not yet set a briefing schedule in this matter. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

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In May 2015, Kia Kordestani, a former door-to-door independent contractor (“IC”) sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. On September 5, 2018, Omarali filed his motion for summary judgment and set a hearing date of June 11 - 13, 2019. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s Internal Control over Financial Reporting (“ICFR”) which has been effected by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the nine months ended December 31, 2018, there were no changes that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

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Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-add products, unparalleled customer satisfaction and profitable customer growth. Just Energy’s strategic transformation from an era of price-based commodities sold through third parties to a future as a more customer-centric consumer company is well underway. The Company’s near-term success starts with its core business. The core commodity business continues to perform well and the embedded gross margin on its existing book of business remains at a Company record high of $2.3 billion. Just Energy’s unique offering of value-added products and services seeks to address its customers’ concerns around their families health and well-being, utility conservation and essential energy needs in their homes. To achieve profitability and optimize growth in the remainder of fiscal 2019 and beyond, Just Energy will drive sales, gross margin and high-quality customer growth through its multi-channel strategy by aggressively promoting these three product growth categories, while developing additional strategic, alternative channels. Just Energy will also deploy a consistent value-creation product strategy across the consumer business.

Just Energy has undertaken several initiatives in fiscal 2019 to attract higher margin customers in conjunction with implementing margin enhancement actions across the organization. To further drive profitability, Just Energy implemented cost cutting initiatives and will continue its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Just Energy expects to see the results of these actions continue to contribute in the fiscal fourth quarter, driving performance beyond historical levels and supporting guidance for the current fiscal year and earnings growth into the future.

Just Energy’s core business is healthy and growing, as profitability per customer is improving and the strategic shift to a consumer-focused company is on track. The Company is focused on a manageable set of strategic initiatives that will build on the current momentum and continue contributing to the Company’s profitability.

As a result, management reaffirms its guidance for fiscal 2019 Base EBITDA in the range of $200 million to $220 million. This expectation reflects the implementation of IFRS 15 for the full fiscal year.

Just Energy’s balance sheet remains strong and the Company remains fully committed to returning capital to shareholders through dividend distributions.

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